UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

FOR THE MONTH OF APRIL 2024

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

SUCCESSFUL CONSENT SOLICITATION TO MAKE PAYMENT-IN-KIND INTEREST

On April 29, 2024, Xinyuan Real Estate Co., Ltd. (the “Company”) announced that it had received the requisite consents in connection with its previously commenced consent solicitation (the “Consent Solicitation”) relating to that certain indenture dated August 18, 2023 (the “Indenture”) relating to the Company’s 3.0% senior notes due 2027 (the “Notes”). The Consent Solicitation was made pursuant to a consent solicitation statement dated April 17, 2024 (the “Consent Solicitation Statement”), which is available at: https://www.dfkingltd.com/xinyuan/.

The Company received valid consents in respect of 88.55% of the aggregate principal amount of the outstanding Notes, which constitutes the requisite consents to (i) amend certain provisions of the Indenture to remove the minimum cash interest requirement for the interest payment period from and including September 30, 2023 up to and excluding April 1, 2024 (the “Proposed Amendments”), and (ii) irrevocably and unconditionally waive all defaults under the Indenture which may arise from the failure of the Company to make payment of cash interest on the Notes on March 31, 2024.

On April 29, 2024, the Company, certain subsidiary guarantors, and Citicorp International Limited, as trustee, entered into a Supplemental Indenture to the Indenture, to implement the Proposed Amendment. Accordingly, the Company has accrued the payment-in-kind interest on the principal amount of the outstanding Notes and is no longer obligated to pay interest in cash for the aforementioned period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: April 29, 2024